SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Ángel Ramos Sánchez

Tel: (011-54-11) 5441-0970

Facsimile Number: (011-54-11) 5441-0232

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313 and 333-149486).

YPF Sociedad Anónima

ITEM 1.	UPDATE OF SELECTED FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data. You should read this information in conjunction with our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on June 29, 2010 (the “2009 20-F”), our unaudited condensed consolidated financial statements as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009, included as Item 3 in this report, and their respective notes, as well as the information under “Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as Item 2 in this report. Results for the six-month period ended June 30, 2010 are not necessarily indicative of results to be expected for the full year 2010 or any other period.

The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended are derived from our audited consolidated financial statements included in our 2009 20-F (the “Audited Consolidated Financial Statements”). The financial data as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 are derived from our Condensed Consolidated Financial Statements as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009, included as Item 3 in this report (the “Unaudited Interim Financial Statements”). The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our Unaudited Interim Financial Statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 6, 7 and 8 to our Unaudited Interim Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income for the six-month periods ended June 30, 2010 and 2009 and shareholders’ equity as of June 30, 2010 and December 31, 2009.

In this report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the six-month period ended June 30, 2010 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina, or Central Bank) on June 30, 2010 of Ps.3.93 to U.S. $1.00, unless otherwise specified. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” in our 2009 20-F.

Certain industry and abbreviated terms used in this report have the meanings attributed to them under “Oil and Gas Terms” in our 2009 20-F.

Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for the Six-Month Period Ended June 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	5,212	20,484	15,767
Gross profit	1,888	7,420	5,035
Administrative expenses	(167)	(658)	(529)
Selling expenses	(358)	(1,407)	(1,196)
Exploration expenses	(31)	(120)	(322)
Operating income	1,332	5,235	2,988
Income (loss) on long-term investments	18	72	(4)
Other income, net	3	11	3
Interest expenses	(115)	(451)	(416)
Other financial (expense) income and holding (losses) gains, net	12	47	(625
Income before income tax	1,250	4,914	1,946
Income tax	(463)	(1,821)	(899)
Net income	787	3,093	1,047
Earnings per share and per ADS(4)	2	7.86	2.66
Dividends per share and per ADS(4) (in pesos)	n.a.	5.50	6.30
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.42	1.69
U.S. GAAP
Operating income	1,092	4,293	1,411
Net income	708	2,781	1,013
Earnings per share and per ADS(4) (in pesos)	n.a.	7.07	2.58
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	683	2,685	2,422
Cash used in fixed asset acquisitions	861	3,383	2,205
Current liquidity (Current assets divided by current liabilities)	n.a.	0.886	0.786
Solvency (Net worth divided by total liabilities)	n.a.	0.848	0.938
Capital Immobilization (Non-current assets divided by total assets)	n.a.	0.697	0.753
Non-GAAP
EBITDA(6)	2,033	7,988	4,741
EBITDA margin(7)	n.a.	39%	30%

	As of June 30, 2010
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	145	568
Working capital	(426)	(1,675)
Total assets	10,984	43,169
Total debt(8)	1,875	7,370
Shareholders’ equity(9)	5,040	19,809
U.S. GAAP
Total assets	12,846	50,485
Shareholders’ equity(9)	6,925	27,216

(1)	The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements.
(2)	Includes Ps.702 million for the six-month period ended June 30, 2010 and Ps.563 million for the six-month period ended June 30, 2009 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.
(3)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.
(4)	Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.
(5)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.
(6)	EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”
(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.
(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,485 million as of June 30, 2010.
(9)	Our subscribed capital as of June 30, 2010 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Six-Month Period Ended June 30,
	2010	2009
	(in millions of pesos)
Net income	3,093	1,047
Interest gains on assets	(62)	(43)
Interest losses on liabilities	451	416
Depreciation of fixed assets	2,685	2,422
Income tax	1,821	899

EBITDA	7,988	4,741

Production and other operating data

The following tables present certain of our production and other operating data as of or for the six-month period indicated.

	As of and for the Six-Month Period Ended June 30,
	2010	2009
Average daily production for the period
Oil (mbbl)(1)	303	315
Gas (mmcf)	1,392	1,545
Total (mboe)	551	590
Refining capacity
Capacity (mbbl/d)(2)	320	320

(1)	Including natural gas liquids (NGL).
(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

ITEM 2.	UPDATE OF MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Financial Statements.

Overview

YPF is a limited liability company (sociedad anónima), incorporated under the laws of Argentina for an unlimited term. Our address is Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina and our telephone number is (011-54-11) 5441-2000. Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF”.

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2009, we had consolidated net sales of Ps.34,320 million (U.S.$9,032 million) and consolidated net income of Ps.3,486 million (U.S.$917 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations.

Upstream Operations

•

We operate more than 70 oil and gas fields in Argentina, which in 2009 accounted for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 39% of its total natural gas production, including natural gas liquids.

•	We had proved reserves, as estimated as of December 31, 2009, of approximately 538 mmbbl of oil and 2,672 bcf of gas, representing aggregate reserves of 1,013 mmboe.

•

In 2009, we produced 111 mmbbl of oil (302 mbbl/d) and 533 bcf of gas (1,460 mmcf/d) and, in the six-month period ended June 30, 2010, we produced 55 mmbbl of oil (303 mbbl/d) and 252 bcf of gas (1,392 mmcf/d).

Downstream Operations

•

We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•

Our retail distribution network for automotive petroleum products as of June 30, 2010 consisted of 1,629 YPF-branded service stations, which we estimate represented approximately 31% of all service stations in Argentina.

•

We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Investments Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

Presentation of Financial Information

We prepare our Unaudited Interim Financial Statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 6, 7 and 8 to the Unaudited Interim Financial Statements provide a summary of the effect of these significant differences on net income and shareholders’ equity under Argentine GAAP and U.S. GAAP.

We fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions and proportionally consolidate the results of companies that we control jointly.

Under Argentine GAAP, we currently are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to remeasure our financial statements in constant pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. According to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos , or “INDEC”), the wholesale price index increased 10.6% in 2005, 7.1% in 2006, 14.4% in 2007, 8.8% in 2008, 10.0% in 2009 and, based on preliminary data, 8.0% in the six-month period ended June 30, 2010, although according to reports published by the IMF most private sector analysts believe that actual inflation is considerably higher than that reflected in official data. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this report) in constant pesos. See “—Critical Accounting Policies—U.S. GAAP Reconciliation” for an explanation of how the effect of inflation is treated under U.S. GAAP.

Additionally, certain oil and gas disclosures as of December 31, 2009 are included in the Audited Consolidated Financial Statements included in our 2009 20-F under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We organize our business into the following four segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas to third parties and inter-segment sales of crude oil, natural gas and its byproducts and to a lesser extent electric power generation (“Exploration and Production”); (ii) the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); (iii) the production, transport and marketing of petrochemical products (“Chemical”); and (iv) other activities not falling into the previously described categories (“Corporate and Other”), principally including corporate administration costs and assets, and construction activities.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Income Statement

	For the Six-Month Period Ended June 30,
	2010	2009
	(in millions of pesos)
Net sales	20,484	15,767
Cost of sales	(13,064)	(10,732)
Gross profit	7,420	5,035
Administrative expenses	(658)	(529)
Selling expenses	(1,407)	(1,196)
Exploration expenses	(120)	(322)
Operating income	5,235	2,988
Income (loss) on long-term investments	72	(4)
Other income, net	11	3
Financial (expense) income, net and holding (losses) gains	(404)	(1,041)

Net income before income tax	4,914	1,946
Income tax	(1,821)	(899)

Net income	3,093	1,047

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	domestic price limitations;

•	export restrictions and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures;

•	inflation and cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks;

•	taxes, including export taxes;

•	capital controls;

•	the Argentine peso/U.S. dollar exchange rate;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations; and

•	interest rates.

Until 2008, our margins and our consolidated operating profits had trended downwards. This was principally the result of: production declines and increased asset depreciation, principally due to the increasing maturity of our oil and gas fields; increases in other operating costs, due in part to higher domestic demand and local market supply obligations (which required us to purchase certain hydrocarbon inputs from third parties); inflation and higher labor costs; and limitations on our ability to offset those increased costs due to, among other things, domestic limitations on the prices at which we could sell gas and refined products.

Our operating income in the six-month period ended June 30, 2010 increased approximately 75% compared to the corresponding period in 2009. This increase was primarily attributable to higher average product sales prices, in both the domestic and export markets and the income recorded under the Petroleum Plus Program (which is described in greater detail in our 2009 20-F), resulting from the efforts we have made within the scope of the program and which allowed us to maintain our commitment towards the fulfillment of domestic demand. Commodity prices were strongly affected during the first six month period ended June 2009, with the average price of WTI approximately 34% lower than in the same period of 2010 and, as a result, the average price of certain products sold in the domestic market, such as fuel oil, jet fuel, and certain chemicals, which generally track international prices, were sold during the first half of 2009 at lower prices than in the first half of 2010. The impact of higher sales prices and benefits of the Petroleum Plus Program were partially offset by: increased depreciation of fixed assets, and higher costs mainly as a result of inflation. Notwithstanding the improvement in trend in 2010, we cannot guarantee that such improved trend in our margins and operating income will continue in future periods.

Macroeconomic conditions

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. Due to inflationary pressures prior to the 1990s, the Argentine currency was devalued repeatedly and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

With the enactment of the Convertibility Law in 1991, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and GDP to decrease between 1999 and 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent depreciation of the peso against the dollar) caused a decline in economic activity. Real GDP declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and the unemployment rate rose to more than 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but also severely restricted the country’s access to international financing.

Strong economic growth in the world’s developed economies and favorable raw material pricing from 2003 through the first half of 2008 paved the way for Argentina’s economic recovery. Real GDP grew at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated sharply in 2009 (preliminary figures estimate that real GDP grew by 0.9% during 2009). However, according to the Argentine Central Bank, certain economic indicators are starting to show signs of recovery in the Argentine economy, mainly due to a recovery in exports, as well as in stock levels in certain sectors. According to the IMF’s April 2010 projections, the Argentine economy is expected to grow by 3.5% in 2010.

According to the IMF, the global economy is beginning to pull out of the recession, owing mainly to cuts in interest rates by central banks, continued provision of ample liquidity, credit easing, public guarantees, and bank recapitalization. Nonetheless, the pace of recovery is expected to be slow. Several forces are holding back the recovery in Europe. Sizable fiscal and current account imbalances are constraining recovery in several euro area countries, with potentially negative spillover effects to the rest of Europe.

In 2010, global economic growth is projected to recover to 4.5%, although the rate of growth or, in some cases, contraction, is expected to vary significantly from region to region. The main policy priority remains restoring financial sector health, since bank lending conditions are expected to remain tight and external financing conditions constrained for a considerable time.

Weakened global demand since the second half of 2008 has depressed commodity prices, but in line with the signs of recovery, oil prices have responded strongly to signs of a demand rebound in China. This is partly attributable to Organization of Petroleum Exporting Countries (OPEC) members’ strict observance of lower production quotas. WTI traded at approx. U.S.$76 per barrel at the end of the second quarter of 2010, compared to approximately U.S.$70 at the end of the second quarter of 2009, and it remains over the average price of 2009 (U.S.$61.95).

In Argentina, domestic fuel prices have increased over the past two years, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the characteristics of and regulations affecting the Argentine market. Nonetheless, the gap between domestic and international prices for certain products has narrowed as a result of the increase in domestic fuel prices as previously mentioned, and also as a result of the decline in the international prices in late 2008 and early 2009. See “—Differences between Argentine and international prices for hydrocarbon products” below.

In 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and canceled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, approximately 91% of the country’s bond indebtedness has now been restructured. Additionally, the Argentine government announced that it would repay the outstanding portion of the defaulted debt that was not included in the 2005 debt swap (the “Paris Club” debt). The government has passed a regulation allowing the withdrawal of U.S.$6.5 billion from the Argentine Central Bank reserves to support payments to multilateral lenders and bondholders. Currently, Standard & Poor’s (S&P) credit rating for Argentina’s sovereign debt is “B-”, with a “stable” outlook since October 2008, while Moody’s, which rates Argentina’s sovereign debt at “B3”, has maintained its credit watch of Argentina as “stable” since August 2008.

Public finances both at national and provincial levels recorded a consolidated primary surplus of above 3% between 2004 and 2008, according to the INDEC. In 2009, government fiscal revenues performance was worse than in previous years, mainly as a consequence of a slowdown in activity levels, while public expenditures increased, due to the implementation of anticyclical policies aimed at offsetting or reducing the contractive effects of the international crisis described above. This led to a decrease in primary surplus, which reached 1.36% in 2009, according to the Argentine Central Bank. During the six-month period ended June 30, 2010, the primary surplus was approximately Ps.8 billion, Ps.2 billion more than the amount reached in the same period of the prior year.

The annual wholesale price index, according to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), increased by 14.6% in 2007, 8.8% in 2008, 10.0% in 2009 and, based on preliminary data, 8.0% in the six-month period ended June 30, 2010. According to reports published by the IMF, however, most private sector analysts believe that actual inflation is considerably higher than that reflected in official data.

Starting in the first half of 2008, conflicts in certain sectors of the Argentine economy, including blockades by agricultural producers in response to an export tax increase and strikes by oil workers, have affected the development and productivity of these and related sectors. According to the Argentine Central Bank, exports decreased 21% in 2009 as a result of lower commodity prices and a decrease in the exported volumes of certain agricultural products, mainly due to declines in harvest volumes as a result of a severe drought in parts of Argentina and reduced seeded areas. During 2009, imports contracted even further than exports (by 32%), due mainly to decreased imports of intermediate goods and capital assets commensurate with the slower pace of domestic activity. Notwithstanding the above, during the first months of 2010, both exports and imports began to recover, due to an increase in prices and exported volumes, and also due to increased imports consequently with the higher pace of the domestic activity.

According to INDEC, the unemployment rate corresponding to the first quarter of 2010 showed that 8.3% of the active population was unemployed, 0.1% percentage points lower than the 8.4% rate in the fourth quarter of 2009. According to the Argentine Central Bank, however, the foreseen increase in activity is expected to help stem the recent growth in unemployment.

The Argentine Central Bank reserves were U.S.$48 billion at the end of 2009, and over U.S.$50 billion as of June 30, 2010, contributing to a sustained strong external position. The exchange rate of the Argentine peso against the U.S dollar as of June 30, 2010 was Ps.3.93/ U.S.$1.00, reflecting peso depreciation of 3.4% compared to December 31, 2009.

We cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Risk Factors—Risks Relating to Argentina” in our 2009 20-F.

Energy consumption in Argentina has increased significantly since 2003, driven in part by price limitations that have kept Argentine energy prices below international prices. Continued growth in demand and a particularly harsh winter in 2007 have led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. At the same time, growth in the production of certain hydrocarbon products has slowed, and in the case of crude oil production has recently declined, due to Argentina’s maturing oil and gas fields. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports.

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export restrictions. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price limitations, generally not kept pace with international and regional prices.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	For the Six-Month Period Ended June 30,		For the Year Ended December 31,
Product	2010	2009	2009	2008	2007
	(units sold)
Natural gas (mmcm)	237	398	630	580	1,358
Gasoline (mcm)	246	428	777	880	1,272
Fuel oil (mtn)	473	517	828	1,138	1,187
Petrochemicals (mtn)	339	238	430	530	689

Due to the generally decreasing export product volumes indicated above and increasing export duties, the portion of our net sales volume accounted for by exports decreased steadily between 2006 and the first half of 2010. In the six-month period ended June 30, 2010, our exports accounted for 15% of our consolidated net sales, compared to 15.8% in the same period of the prior year. Exports accounted for 14.3%, 20.7% and 28.9% of our consolidated net sales in 2009, 2008 and 2007, respectively.

The Argentine government requires companies intending to export crude oil, diesel and LPG to obtain prior authorization from the Argentine Secretariat of Energy by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel have been substantially restricted.

Differences between Argentine and international prices for hydrocarbon products

Prior to the recent decrease in the prices of crude oil and related products, domestic prices for our products had fallen significantly below international prices as a result of regulatory policies that had resulted in limitations on our ability to increase domestic prices sufficiently to keep pace with international market prices. The following table sets forth the average prices at which we sold our principal products in the domestic market (net of taxes passed through to consumers, such as value added and fuel transfer taxes) for the periods indicated:

	For the Six-Month Period Ended June 30,				For the Year Ended December 31,
	2010		2009		2009		2008		2007
	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)
Natural gas (2)(3)	296	80	235	65	244	66	228	72	171	54
Diesel(4)	1,935	503	1,431	395	1,556	419	1,322	416	1,060	337
Gasoline products(5)	1,830	475	1,447	400	1,545	416	1,250	393	978	310

(1)	Amounts translated from Argentine pesos at the average exchange rate for the period.
(2)	Per thousand cubic meters.
(3)	Reflects the average of residential prices (which are generally lower than prices to other segments), power generation segment prices and industrial prices.
(4)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest and which is proportionally consolidated in our consolidated financial statements.
(5)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest, and which is proportionally consolidated in our consolidated financial statements. The average price shown for each period is the volume-weighted average price of the various grades of gasoline products sold by us in the domestic market during such period.

The disparity between the prices at which hydrocarbon products have been sold in Argentina and the prevailing international prices for such products has been mainly due to limitations on our ability to pass increases in international prices of crude oil and hydrocarbon fuels and adverse exchange rate movements through to domestic prices or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel.

In addition, Argentina imports natural gas from Bolivia, as more fully described in our 2009 20-F. The price at which Bolivia exported natural gas to Argentina (which is purchased by ENARSA) was approximately U.S.$4.584/mmBtu in June 2009, while the price at which we purchased natural gas from ENARSA was approximately U.S.$2.25/mmBtu in June 2009.

Additionally, pursuant to Resolution 599/2007 of the Secretariat of Energy dated June 14, 2007 (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas” in our 2009 20-F), the Argentine government and gas producers, including us, entered into an agreement for the supply of certain volumes of gas to each segment of the domestic market during the period 2007 through 2011.

Relative maturity of our oil and gas assets

Argentina’s oil and gas fields are mature and, as a result, our reserves and production are declining as reserves are depleted. Because we mainly have concessions for mature oil and gas fields that are undergoing natural production declines, it is difficult to replace our proved reserves from other categories of reserves. In 2009, our estimated proved oil reserves and oil production, without considering NGL, declined by 4.9% and 5.6%, respectively, over the preceding year, while our estimated proved gas reserves and gas production declined by 13.8% and 12.2%, respectively, over the same period. In an effort to maintain our high refinery utilization rates and because of regulatory requirements to supply certain hydrocarbon products to the domestic market, we purchased crude oil and natural gas from third parties. We expect our oil and gas proved reserves and production rates to continue their decline. See “Item 4. Information on the Company—Exploration and Production—Oil and Gas Reserves” for more information on our proved reserves.

We continue pursuing an initiative, which encompasses comprehensive reviews of our oil and gas fields to identify opportunities in light of new technologies and to design novel strategies to rejuvenate old fields and optimize the development of new fields in Argentine basins. Many of our fields have similar characteristics to mature fields in other regions of the world that have achieved substantially higher recovery factors through the application of new technologies, similar to the ones we are currently evaluating. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

We have budgeted approximately U.S.$2.1 billion in investments and capital expenditures for 2010, a significant portion of which will be dedicated to our exploration and production activities. During the period 2010-2012, we expect to make capital expenditures of around U.S.$7.2 billion, principally related to our exploration and production projects, including some to increase recovery rates in our fields.

See “Item 4. Information on the Company—Exploration and Development Activities—Reserves” in our 2009 20-F for more information on our proved reserves.

Critical Accounting Policies

U.S. GAAP reconciliation

The difference between our net income under Argentine GAAP and our net income under U.S. GAAP for the six-month periods ended June 30, 2010 and 2009 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the inflation adjustment into Argentine constant pesos, the impairment of long-lived assets, capitalization of financial expenses, accounting for assets retirement obligations, and proportional consolidation of investments in jointly controlled companies.

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”). Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of the period.

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for us and certain of our subsidiaries and investees, the U.S. dollar to be the functional currency in accordance with ASC 830. Therefore, we have re-measured into U.S. dollars the Audited Consolidated Financial Statements as of December 31, 2009, 2008 and 2007, in each case prepared in accordance with Argentine GAAP by applying the procedures specified in ASC 830. The objective of the re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are re-measured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are re-measured at the exchange rates in effect when the transactions occurred. Revenues and expenses are re-measured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are re-measured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the re-measurement are included in the determination of net income (loss) in the period such gains and losses arise. Furthermore, for certain of our subsidiaries and investees, we have determined the Argentine peso as the functional currency. Translation adjustments resulting from the process of translating the financial statements of subsidiaries that use peso as their functional currency into YPF’s functional currency (U.S. dollars) are accounted for in other comprehensive income (“OCI”), as a component of shareholders’ equity.

The amounts obtained from the re-measurement process referred to above are translated into Argentine pesos under the provisions of ASC 830. Assets and liabilities are translated at the current selling exchange rate of Ps.3.93 to U.S.$1.00, as of June 30, 2010. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. For the six-month periods ended June 30, 2010 and 2009, the re-measurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps.664 million and Ps.392 million, respectively.

Under Argentine GAAP, we have proportionally consolidated, net of intercompany transactions, assets, liabilities, net sales, cost and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The proportional consolidation mentioned above generated an increase of Ps.684 million in total assets and total liabilities as of June 30, 2010, and an increase of Ps.702 million and Ps.563 million in net sales and Ps.300 million and Ps.171 million in operating income for the six-month periods ended June 30, 2010 and 2009, respectively.

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level, and they would be impaired if the discounted cash flows, considered at business segment level, were less than its carrying value. With respect to assets that were held pending sale or disposal, our policy was to record these assets on an individual basis at amounts that did not exceed net realizable value.

Under U.S. GAAP, until December 31, 2008, we performed the impairment test on proved oil and gas properties on an individual field basis. From January 2009, we have reassessed our proved oil and gas properties’ grouping, as a consequence of certain regulatory developments that have been implemented in Argentina during recent periods that have also affected our operations, as described in “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government” in our 2009 20-F. As a consequence of this reassessment, from January 1, 2009, oil properties are grouped into an unique cash generating unit and gas properties are grouped by basin, considering logistics restrictions. Impairment charges recorded through December 31, 2008, have not been reversed, and the modification in the long-lived asset grouping has therefore not had any effect on our results of operations for the periods ended June 30, 2010 and June 30, 2009. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of ASC 360, by comparing the net book value of such an asset with the expected undiscounted cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, we estimate them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. There were no impairment charges under U.S. GAAP for the fiscal period ended June 30, 2010 and 2009. The accumulated adjustments under U.S. GAAP of the impairment provisions as of June 30, 2010 and 2009 were Ps.407 million and Ps.565 million, respectively, mainly corresponding to our Exploration and Production segment. The adjusted basis after impairment resulted in lower depreciation under U.S. GAAP by Ps.107 million and Ps.105 million for the periods ended June 30, 2010 and 2009, respectively.

Under U.S. GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period. Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that period or year.

Under U.S. GAAP, ASC 410 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to the legal obligation associated with the retirement of long-lived assets that results from the acquisition, construction, development and normal use of the asset. ASC 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. Argentine GAAP is similar to ASC 410, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

Under U.S. GAAP, results on sales of noncurrent assets to entities under common control (that is, in our case, to companies that comprise Repsol YPF) and the corresponding accounts receivable are eliminated and related accounts receivables are considered as a capital (dividend) transaction. Under Argentine GAAP, these results and the corresponding accounts receivable are recognized in the statement of income and the balance sheet, respectively.

YPF Holdings has a non-contributory defined-benefit pension plan and postretirement and postemployment benefits. On December 31, 2006, under U.S. GAAP, the company adopted the Statement of Financial Accounting Standards (“SFAS”) No. 158 (currently included in ASC 715). Under provisions of ASC 715, the company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements, reducing the company’s shareholders’ equity through the accumulated OCI account. Unrecognized gains and losses are recognized in the income statement during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Under Argentine GAAP, as of December 31, 2009, the actuarial losses and gains were charged to the “Other income/(expense), net” account of the statement of income. As of June 30, 2009 and 2008, the unrecognized actuarial losses and gains generated since December 31, 2003 were disclosed net of the present value of the obligation and were recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of the retired employees. The effect on net income related to the change in the accounting recognition criteria for losses and gains due to changes in actuarial assumptions for the years ended December 31, 2008 and 2007, is not material. For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Note 6(e) to the Unaudited Interim Financial Statements.

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Net sales

Net sales include primarily our consolidated sales of unrefined and refined fuel and chemical products net of the payment of applicable fuel transfer taxes, turnover taxes and custom duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.

Cost of sales

The following table presents, for each of the periods indicated, a breakdown of our consolidated cost of sales by category:

	For the Six-Month Period Ended June 30,
	2010	2009
	(in millions of pesos)
Inventories at beginning of year	3,066	3,449
Purchases for the period	4,296	2,574
Production costs(1)	9,410	7,928
Holding gains on inventories	152	(256)
Inventories at end of period	(3,860)	(2,963)

Cost of sales	13,064	10,732

(1)	The table below presents, for each of the periods indicated, a breakdown of our consolidated production costs by category:

	For the Six-Month Period Ended June 30,
	2010	2009
	(in millions of pesos)
Salaries and social security taxes	740	574
Fees and compensation for services	84	87
Other personnel expenses	225	173
Taxes, charges and contributions	168	130
Royalties and easements	1,472	1,261
Insurance	79	102
Rental of real estate and equipment	230	222
Depreciation of fixed assets	2,572	2,316
Industrial inputs, consumable material and supplies	359	266
Operation services and other service contracts	828	663
Preservation, repair and maintenance	1,367	942
Contractual commitments	118	3
Transportation, products and charges	479	419
Fuel, gas, energy and miscellaneous	689	770

Total	9,410	7,928

Other income, net

Other income, net principally includes changes in accruals for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

Financial (expense) income, net and holding (losses) gains

Financial (expense) income, net and holding (losses) gains consist of the net of gains and losses on interest paid and interest earned, currency exchange differences and the periodic revaluation of inventories.

Taxes

The statutory corporate income tax rate in Argentina was 35% during each of the periods presented in this report. Our effective tax rates for the periods discussed in this annual report exceed the Argentine corporate income tax rate mainly due to the non-deductibility of the amortization of the effect of inflation indexation on fixed assets, along with other minor effects. See Note 2(f) to the Unaudited Interim Financial Statements.

Consolidated results of operations for the six-month periods ended June 30, 2010 and 2009

The following table sets forth certain financial information as a percentage of net sales for the periods indicated.

	For the Six-Month Period Ended June 30,
	2010	2009
	(percentage of net sales)
Net sales	100.0%	100.0%
Cost of sales	(63.8)	(68.1)

Gross profit	36.2	31.9
Administrative expenses	(3.2)	(3.4)
Selling expenses	(6.9)	(7.6)
Exploration expenses	(0.6)	(2)

Operating income	25.6	18.9

The tables below present, for the periods indicated, volume and price data with respect to our consolidated sales of our principal products in the domestic and export markets, respectively. The data presented below does not include sales by Compañía Mega S.A. (“Mega”), Refinor or Profertil, jointly-controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega, Refinor and Profertil contributed, after consolidation adjustments, 0.73%, 1.37% and 1.33%, respectively, of our consolidated net sales for the six-month period ended June 30, 2010 and 0.63%, 1.38% and 1.55%%, respectively, of our consolidated net sales for the six-month period ended June 30, 2009.

Domestic Market	For the Six-Month Period Ended June 30,
	2010		2009
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)
Natural gas(2)	6,116 mmcm	296/mcm	7,438 mmcm	235/mcm
Diesel	3,907 mcm	1,935/m3	3,874 mcm	1,431/m3
Gasoline	1,697 mcm	1,830/m3	1,669 mcm	1,447/m3
Fuel oil	156 mtn	1,644/ton	390 mtn	1,138/ton
Petrochemicals	311 mtn	1,933/ton	244 mtn	1,436/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.
(2)	Average prices reflect the average of residential prices (which are generally lower than prices to other segments), power generation segment prices and industrial prices.

Export Markets	For the Six-Month Period Ended June 30,
	2010		2009
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)
Natural gas (2)	237 mmcm	1,537/mcm	398 mmcm	1,674/mcm
Gasoline	246 mcm	1,907/m3	516 mcm	1,152/m3
Fuel oil	473 mtn	1,838/ton	517 mtn	1,152/ton
Petrochemicals	339 mtn	2,410/ton	238 mtn	1,457/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales.
(2)	Average price is based on natural gas actually delivered and does not include fixed charges collected pursuant to certain delivery contracts.

Net sales

Net sales in the six-month period ended June 30, 2010 were Ps.20,484 million, representing a 29.9% increase compared to Ps. 15,767 million in the six-month period ended June 30, 2009. This increase was primarily attributable to higher average prices, particularly for gasoline (a 26.5% increase) and diesel (a 35.1% increase) and slight increases in the volumes of gasoline (1.7%) and diesel (0.8%) sold in the domestic market, the income recorded under the Petroleum Plus Program, resulting from the efforts we have made within the scope of the program and which allowed us to maintain our commitment towards the fulfillment of domestic demand, and to higher prices of most exported products due mainly to the positive trends in international hydrocarbon demand and prices starting during the second quarter of 2009. Commodity prices were strongly affected, with the average international market price of WTI increasing by approximately 52% during the first half of 2010 compared to the same period of 2009. The average price of certain products sold in the domestic market, such as fuel oil, jet fuel and petrochemicals, which tend to track international market prices, increased as well. These effects were only partially offset by a decrease in the volume of most of our products sold in the export market.

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the six-month periods ended June 30, 2010 and 2009.”

Cost of sales

Cost of sales in the six-month period ended June 30, 2010 was Ps.13,064 million compared to Ps. 10,732 million in the six-month period ended June 30, 2009, representing a 21.7% increase, which was partly attributable to the higher price of crude oil purchased from third parties, as well as an increase in the imported volumes of our new low-sulfur diesel (Euro Diesel) and certain other products in order to comply with regulations and provide the market with higher quality products. Additionally, cost of sales were affected by general increases in costs, mainly in preservation, repair and maintenance, salaries and social security taxes and operation services and other service contracts, driven mainly by upward price pressure, as well as in royalties, driven mainly by higher crude oil prices during the six-month period ended June 30, 2010 compared to the same period of 2009.

Administrative expenses

Our administrative expenses increased by Ps.129 million in the six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009. The increase is explained by almost all of the components of administrative expenses (see Note 9(c) to the Unaudited Interim Financial Statements), and particularly the increase in wages and social security costs, driven mainly by general cost increases in the economy.

Selling expenses

Our selling expenses were Ps.1,407 million in the six-month period ended June 30, 2010 compared to Ps. 1,196 million in the six-month period ended June 30, 2009, representing an increase of 17.6%, resulting from increases in almost all of the components of selling expenses (see Note 9(c) to the Unaudited Interim Financial Statements), particularly in salaries and social security taxes, transportation, fuel, gas, energy and miscellaneous, due to general cost increases in the economy.

Exploration expenses

Our exploration expenses decreased by Ps.202 million in the six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009. During the six-month period ended June 30, 2009, we recognized a higher amount of exploration costs related to unproductive wells compared to the same period in 2010, mainly as a result of the definitively negative results recognized during the first half of 2009 related to our offshore exploration activities (as described in greater detail in our 2009 20-F).

Operating income

As a result of the foregoing, operating income in the six-month period ended June 30, 2010 was Ps.5,235 million compared to Ps. 2,988 million in the six-month period ended June 30, 2009, representing an increase of 75.2%.

Our operating margins (operating income divided by net sales) were 25.6% and 19% in the six-month periods ended June 30, 2010 and 2009, respectively.

Financial (expense) income, net and holding (losses) gains

In the six-month period ended June 30, 2010, financial (expense) income, net and holding (losses) gains, were an expense of Ps.404 million, compared to financial expense of Ps. 1,041 million in the six-month period ended June 30, 2009. The decrease is mainly attributable to lower net negative exchange rate differences, according to our net liabilities denominated in U.S. dollars, in the six-month period ended June 30, 2010 resulting from the lower depreciation of the Argentine peso against the U.S. dollar in that period compared to the same period in 2009, as well as a Ps.408 million increase in holding gains on inventories valued at replacement cost, mainly as a result of the aforementioned general cost increases in the economy during the six-month period ended June 30, 2010 compared to the same period in 2009.

Taxes

Income tax expense in the six-month period ended June 30, 2010 increased to Ps.1,821 million from Ps. 899 million in the six-month period ended June 30, 2009, mainly as a result of a higher net income before income tax, as explained in previous paragraphs.

Net income

Net income for the six-month period ended June 30, 2010 was Ps.3,093 million, compared to Ps. 1,047 million in the same period in 2009, an increase of 195.4%.

Results of operations by business segment for the six-month periods ended June 30, 2010 and 2009

The following table sets forth net sales and operating income for each of our lines of business for the six-month periods ended June 30, 2010 and 2009:

	For the Six-Month Period Ended June 30,
	2010	2009
	(in millions of pesos)
Net sales(1)
Exploration and production(2)
To unrelated parties	2,347	2,443
To related parties	482	317
Inter-segment sales and fees(3)	8,323	6,950

Total exploration and production	11,152	9,710

Refining and marketing(4)
To unrelated parties	15,965	11,751
To related parties	446	311
Inter-segment sales and fees	781	488

Total refining and marketing	17,192	12,550

Chemical
To unrelated parties	917	738
Inter-segment sales and fees	904	423

Total Chemical	1,821	1,161

Corporate and other
To unrelated parties	327	207
Inter-segment sales and fees	156	112

Total Corporate and others	483	319

Less inter-segment sales and fees	(10,164)	(7,973)

Total net sales(5)	20,484	15,767

Operating income (Loss)
Exploration and production	3,480	2,633
Refining and marketing	1,902	555
Chemical	404	167
Corporate and other	(505)	(449)
Consolidation adjustments	(46)	82

Total operating income	5,235	2,988

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.
(2)	Includes exploration and production operations in Argentina and the United States.
(3)	Inter-segment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimate of Argentine market prices.
(4)	Includes LPG activities.
(5)	Total net sales include export sales of Ps.3,076 million and Ps. 2,489 million for the six-month periods ended June 30, 2010 and 2009, respectively.

Exploration and production

        Exploration and Production sales increased to Ps.11,152 million in the first half of 2010 from Ps. 9,710 million in the first half of 2009, representing an increase of 14.9% mainly attributable to higher intersegment prices and the increase in income recorded under the Petroleum Plus Program resulting from the efforts we have made within the scope of the program and which allowed us to maintain our commitment towards the fulfillment of domestic demand. Intersegment net sales (substantially all of which relate to intersegment sales of crude oil) increased by Ps.1,373 million in the six-months period ended June 30, 2010 compared to the same period of the prior year, mainly as a result of an approximately 22% increase in the average intersegment price in pesos of a barrel of oil (15% increase in U.S. dollars), which was partially offset by an approximately 6% decrease in the volumes transferred. The increase in average international crude oil prices (of approximately 52% between periods) did not affect our inter-segment sales prices because domestic prices were effectively limited by the imposition in November 2007 of higher export tax rates pursuant to Resolution No. 349/07. Accordingly, inter-segment sales price were established by taking account of price renegotiations among companies operating in the domestic market. Additionally, the volume of domestic gas sales during the six-month period ended June 30, 2010 decreased by 17.8% compared to the six-month period ended June 30, 2009 mainly as a result of lower demand from thermal power plants due to the greater availability of water to produce electricity during the first six-months of 2010. However, the effect of the decrease in the volume of natural gas sold was more than offset by a 26% increase in average domestic market gas prices that were driven mainly by price increases to the power generation and industry segments of the Argentine market.

Segment operating expenses increased by Ps.595 million in the first half of 2010 from the same period of the prior year due mainly to generalized price increases in the broader economy, as well as a Ps.218 million increase in royalties paid due mainly to the higher value, expressed in pesos at the wellhead (used as the basis for calculation of such royalties), of hydrocarbons produced (mainly as a result of higher product prices in the first half of 2010), partially offset by a decrease in exploration expenses. Exploration expenses, which decreased by Ps.202 million in the first half of 2010 from the same period in the prior year, decreased mainly due to the definitively negative results recognized during the first half of 2009 related to our offshore exploration activities (as described in greater detail in our 2009 20-F).

As a result of the foregoing, Exploration and Production operating income reached Ps.3,480 million in the first half of 2010, a 32.2% increase from Ps.2,633 million in the same period of the prior year.

Refining and marketing

Refining and Marketing sales increased 37% to Ps.17,192 million in the first half of 2010 from Ps.12,550 million in the first half of 2009. This increase was mainly a result of the following factors:

•

Increases in the average prices of almost all refined products sold in the domestic market in the first half of 2010 compared to the same period in the prior year, particularly gasoline (26.5%), diesel (35.1%) and products which tend to follow international market prices, such us fuel oil (44.5%) and jet fuel (53.7%) considering the approximately 52% increase in the average international market price of WTI in the first half of 2010 compared to the first half of 2009.

•

Increases in the gross prices of most refined products sold in the export markets, including gasoline (prices increased 65.6%, but the effect was more than offset by a 52.3% decrease in the volume sold), fuel oil (prices increased 59.5% and volumes decreased 8.5%) and petrochemicals (prices increased 65.4% and volumes increased 42.4%). These increases in price were related to the aforementioned increase in international WTI prices.

Segment operating expenses increased 27.5% to Ps.15,290 million in the first half of 2010 from Ps.11,995 million in the first half of 2009, due mainly to the following factors:

•	The higher cost of crude oil purchases, due mainly to the aforementioned increase in intersegment oil sales prices.

•

An increase in production costs, due mainly to generalized price increases in the broader economy. In particular, energy, industrial inputs, and service contracts increased in the first half of 2010 compared to the same period in the prior year. Consequently, refining cost per barrel (which we calculate as the segment’s cost of sales for the period less crude oil purchase costs and depreciation of fixed assets, divided by the number of barrels produced during the period) increased by 27.3% to Ps.15.96 in the first half of 2010 from Ps.12.54 in the first half of 2009.

As a result of the foregoing, Refining and Marketing operating income in the first half of 2010 reached Ps.1,902 million, an increase of 242.7% from the Ps.555 million achieved in the first half of 2009.

Refinery output in the six-month period ended June 30, 2010, including 50% of Refinor’s output (we own 50% of Refinor), represented a utilization rate of almost 92.3% of the existing processing capacity, principally due to maintenance overhauls performed at our own refineries during the first-six month period ended June 30, 2010 and also considering lower availability of crude oil according to some logistic and weather conditions that affected supply to our refineries.

Chemical

Operating income in the six-month period ended June 30, 2010 reached Ps.404 million, an increase of Ps.237 million, or 141.9%, from the Ps.167 million recorded in the six-month period ended June 30, 2009. This increase was attributable mainly to an increase in domestic and export sales resulting from higher prices, which tend to follow international market prices (including in the domestic market), which increased significantly as described above, and volume in almost all products.

Liquidity and Capital Resources

Financial condition

Total debt outstanding as of June 30, 2010 and December 31, 2009 was Ps.7,370 million and Ps.6,819 million, respectively, consisting of short-term debt (including the current portion of long-term debt) of Ps.5,885 million and long-term debt of Ps.1,485 million as of June 30, 2010, and short-term debt of Ps.4,679 million and long-term debt of Ps.2,140 million as of December 31, 2009. As of June 30, 2010 and December 31, 2009, a major part of our debt was denominated in U.S. dollars.

Since September 2001, we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of June 30, 2010, we had repurchased approximately U.S.$8.1 million of our outstanding bonds. We may from time to time make additional purchases of, or affect other transactions relating to, our publicly-traded bonds if in our own judgment the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Six-Month Period Ended June 30,
	2010	2009
	(in millions of pesos)
Net cash flows provided by operating activities	6,000	3,505
Net cash flows used in investing activities	(3,287)	(2,167)
Net cash flows used in financing activities	(1,826)	(811)

Net increase/(decrease) in cash and equivalents	887	527
Cash and equivalents at the beginning of period	2,145	1,215
Cash and equivalents at the end of period	3,032	1,742

Net cash flow provided by operating activities was Ps.6,000 million in the six-month period ended June 30, 2010, compared to Ps. 3,505 million in the six-month period ended June 30, 2009. The increase was mainly due to the increase in our operating profit as explained above, partially offset by an increase in the amounts of income tax paid in the six-month period ended June 30, 2010 compared to the same period of the prior year.

The principal uses of cash in investing activities in the six-month period ended June 30, 2010 included Ps.3,383 million in fixed asset acquisitions relating mainly to drilling activities in our Exploration and Production business unit.

Net cash flow used in financing activities in the six-month period ended June 30, 2010 includes net proceeds from loans obtained in the amount of Ps.337 million and Ps.2,163 million in dividend payments.

In response to market financial conditions prevailing in Argentina as of the date of this report, our financial policy seeks to fund a substantial portion of our short-term debt in local currency. Pursuant to this policy, we have several domestic credit lines available from financial institutions. We believe that our level of working capital will not affect our business operations, mainly as a result of the expected net cash flow provided by operating activities in 2010. However, we are currently making efforts to convert our short-term financial debt into long-term financial debt.

Repsol YPF and Petersen Energía have agreed in the shareholders’ agreement entered into by them in connection with the Petersen Transaction (as defined in “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” in our 2009 20-F) to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007.

See “Item 8. Financial Information—Dividends Policy” and “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” in our 2009 20-F. We paid dividends in the amount of Ps.2,163 million in April 2010.

The shareholder’s meeting held on January 8, 2008 approved a notes program for an amount up to U.S.$1 billion. The proceeds of any offerings under this program must be used exclusively to invest in fixed assets and working capital in Argentina. On September 28, 2009, we issued negotiable obligations under this program in an amount of Ps.205 million, which will accrue interest at a variable rate and will mature in March 2011. Additionally, in March 2010 we issued two different series of notes under the same notes program: one denominated in Argentine pesos and maturing in September 2011, for a total of Ps.143 million, and a second one, denominated in U.S. dollars, for a total of U.S.$70 million, which will mature in March 2013.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt as of June 30, 2010, plus accrued but unpaid interest through June 30, 2010:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	(in millions of pesos)
Debt	7,370	5,885	801	323	—	—	360

Covenants in our indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses, as well as customary acceleration provisions.

With respect to a significant portion of our financial debt totaling Ps.7,370 million (U.S.$1,875 million), including accrued interest (long- and short-term debt) as of June 30, 2010, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In the event of a payment default, the creditors may declare due and immediately payable the principal and accrued interest on amounts owed to them. Upon an event of default with respect to other matters, in the case of outstanding negotiable obligations amounting to Ps.994 million (U.S.$253 million) (included in the figure above), the trustee may declare due and immediately payable the principal and accrued interest on amounts owed if required by holders representing at least a percentage that varies between 10 and 25% of the total principal of the outstanding obligations.

Almost all of our total outstanding financial debt is subject to cross-default provisions. As a result of these cross-default provisions, a default on our part or, in certain cases, on the part of any of our consolidated subsidiaries covered by such provisions, could result in a substantial portion of our debt being declared in default or accelerated. None of our debt or the debt of our consolidated subsidiaries is currently in default.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing credit facilities, or obtaining access to new ones in the future. In the past, our main sources of liquidity have been our cash flows from operations, bank financings, issuances of debt securities and the proceeds from our divestment plan. Any future downgrades will not preclude us from using any of our existing credit lines.

Guarantees provided

As of June 30, 2010, we had signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A., guaranteeing outstanding amounts of approximately U.S.$7 million and U.S.$15 million, respectively. The corresponding loans mature in 2011 and 2013, respectively. In addition, during the first quarter of 2010, we issued letters of credit in an aggregate total amount of US$30 million to guarantee certain environmental obligations of certain of our controlled companies.

Capital investments and expenditures

The table below sets forth our capital expenditures and investments by activity for the six-month periods ended June 30, 2010 and 2009.

	For the Six-Month Period Ended June 30,
	2010		2009
	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments
Exploration and Production	2,807	80	1,778	78
Refining and Marketing	463	13	370	16
Chemical	171	5	57	2
Corporate and Other	53	2	89	4

Total	3,494	100%	2,294	100%

Off-Balance Sheet Arrangements

We have entered into certain off-balance sheet arrangements, as described in “—Guarantees provided” above.

Qualitative and Quantitative Disclosure About Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of June 30, 2010, and from which we may incur future gains or losses from changes in market, interest rates or foreign exchange rates. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information—Risk Factors” in our 2009 20-F.

Foreign currency exposure

We generally follow a policy of not hedging our debt obligations in U.S. dollars. In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. As a result, we are currently exposed to risks associated with changes in foreign currency exchange rates. See “Item 3. Key Information—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates” in our 2009 20-F.

The table below provides information about our assets and liabilities denominated in currency other than pesos (principally U.S. dollars) that may be sensitive to changes in foreign exchange rates, as of June 30, 2010.

	Expected Maturity Date
	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total
	(in millions of U.S. dollars)
Assets	1,732	24	—	11		1,767
Accounts payable	894	82	89	416		1,481
Debt	1,186	256	—	92		1,534
Other Liabilities	51	5	5	371	(1)	432

(1)	Includes U.S.$352 million corresponding to accruals with undetermined maturity.

Interest rate exposure

Our objective in borrowing under fixed rate debt is to satisfy capital requirements that minimize our exposure to interest rate fluctuations. To achieve our objectives, we have mostly borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions.

The table below provides information about our assets and liabilities as of June 30, 2010 that may be sensitive to changes in interest rates.

	Expected Maturity Date
	Less than 1 year		1 – 2 years		2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables	151		176		—	—	—	—	327	321
Interest rate	5.11%		5.11%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	—		—		274	—	—	360	634	651
Interest rate					4.00%			10.00%
Related Parties	137		—		—	—	—	—	137	137
Interest rate	4.25- 10.65%
Other Short-term debt	4,556		651		19	19	19	76	5,340	5,340
Interest rate	1.40- 17.05%		2.29- 17.05%		9.38%	9.38%	9.38%	9.38%

Variable rate
YPF’s Negotiable Obligations	205		143		—	—	—	—	348	348
Interest rate	BADLAR + 1.75	(1) %	BADLAR + 2	(1) %
Related parties	983		—		—	—	—	—	983	983
Interest rate	Libor +2%
Other debt	—		26		49	—	—	—	75	75
Interest rate			Libor + 5.25%		Libor + 5.25%

(1)	Refers to the average interest rate that banks pay for deposits of more than Ps.1 million.

ITEM 3.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)

(The condensed consolidated statements of income for the six-month periods ended June 30, 2010 and June 30, 2009, are unaudited)

	2010	2009

Net sales (Note 3.h)	20,484	15,767
Cost of sales (Note 9.b)	(13,064)	(10,732)

Gross profit	7,420	5,035

Selling expenses (Note 9.c)	(1,407)	(1,196)
Administrative expenses (Note 9.c)	(658)	(529)
Exploration expenses (Note 9.c)	(120)	(322)

Operating income	5,235	2,988

Income (loss) on long-term investments	72	(4)
Other income, net (Note 3.i)	11	3
Financial income (expense), net and holding gains (losses):
Gains (losses) on assets
Interests	62	43
Exchange differences	134	253
Holding gains (losses) on inventories	152	(256)
Losses on liabilities
Interests	(451)	(416)
Exchange differences	(301)	(665)

Net income before income tax	4,914	1,946
Income tax	(1,821)	(899)

Net income	3,093	1,047

Earnings per share (Note 1)	7.86	2.66

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Amounts expressed in million of Argentine pesos – Note 1)

(The condensed consolidated balance sheet as of June 30, 2010, is unaudited)

	2010	2009
Current Assets
Cash	568	669
Investments (Note 3.a)	2,474	1,476
Trade receivables (Note 3.b)	2,857	2,831
Other receivables (Note 3.c)	3,306	2,490
Inventories (Note 3.d)	3,860	3,066

Total current assets	13,065	10,532

Noncurrent Assets
Trade receivables (Note 3.b)	20	22
Other receivables (Note 3.c)	950	975
Investments (Note 3.a)	704	749
Fixed assets (Note 3.e)	28,419	27,993
Intangible assets	11	12

Total noncurrent assets	30,104	29,751

Total assets	43,169	40,283

Current Liabilities
Accounts payable (Note 3.f)	6,401	5,857
Loans (Note 3.g)	5,885	4,679
Salaries and social security	249	298
Taxes payable	1,969	1,437
Contingencies	236	341

Total current liabilities	14,740	12,612

Noncurrent Liabilities
Accounts payable (Note 3.f)	4,587	4,391
Loans (Note 3.g)	1,485	2,140
Salaries and social security	128	110
Taxes payable	196	190
Contingencies	2,224	1,959

Total noncurrent liabilities	8,620	8,790

Total liabilities	23,360	21,402

Shareholders’ Equity (per corresponding statements)	19,809	18,881

Total liabilities and shareholders’ equity	43,169	40,283

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Amounts expressed in million of Argentine pesos – Note 1)

(The condensed consolidated statements of cash flows for the six-month periods ended June 30, 2010 and June 30, 2009, are unaudited)

	2010		2009
Cash Flows from Operating Activities
Net income	3,093		1,047
Adjustments to reconcile net income to net cash flows provided by operating activities:
(Income) loss on long-term investments	(72)		4
Depreciation of fixed assets	2,685		2,422
Consumption of materials and fixed assets retired	224		315
Income tax	1,821		899
Increase in accruals	542		273
Changes in assets and liabilities:
Trade receivables	37		18
Other receivables	(788)		(160)
Inventories	(794)		486
Accounts payable	528		(836)
Salaries and social security	(35)		(28)
Taxes payable	(154)		(245)
Decrease in accruals	(382)		(698)
Interests, exchange differences and others	359		425
Dividends from long-term investments	8		18
Income tax payments	(1,072)		(435)

Net cash flows provided by operating activities	6,000	(1)	3,505 (1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(3,383	)(2)	(2,205)
Investments (non cash and equivalents)	96		38

Net cash flows used in investing activities	(3,287)		(2,167)

Cash Flows used in Financing Activities
Payment of loans	(5,676)		(7,161)
Proceeds from loans	6,013		8,828
Dividends paid	(2,163)		(2,478)

Net cash flows used in financing activities	(1,826)		(811)

Increase in Cash and Equivalents	887		527

Cash and equivalents at the beginning of year	2,145		1,215
Cash and equivalents at the end of period	3,032		1,742

Increase in Cash and Equivalents	887		527

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (151) and (171) corresponding to interest cash payments for the six-month periods ended June 30, 2010 and 2009 respectively.
(2)	Includes 84 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén for the six-month period ended June 30, 2010 (Note 5.c).

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Amounts expressed in million of Argentine pesos – Note 1, except for per share amount in pesos)

(The condensed consolidated statements of change in shareholders’ equity for the six-month periods ended

June 30, 2010 and June 30, 2009, are unaudited)

2010
Shareholders’ Contributions
	Subscribed capital	Adjustment to contributions	Issuance premiums	Total

Balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Board of Directors’ meeting of May 5, 2009:
- Cash Dividends (6.30 per share)	—	—	—	—
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
- Reversal of Reserve for Future Dividends	—	—	—	—
- Appropriation to Reserve for Future Dividends	—	—	—	—
As decided by the Board of Directors’ meeting of April 14, 2010:
- Cash Dividends (5.50 per share)	—	—	—	—
Net decrease in deferred earnings (Note 2.i)	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	7,281	640	11,854

	2010					2009
	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity	Total shareholders’ equity

Balances at the beginning of year	2,243	(256)	1,004	4,036	18,881	20,356
As decided by the Board of Directors’ meeting of May 5, 2009:
- Cash Dividends (6.30 per share)	—	—	—	—	—	(2,478)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
- Reversal of Reserve for Future Dividends	—	—	(1,004)	1,004	—	—
- Appropriation to Reserve for Future Dividends	—	—	5,040	(5,040)	—	—
As decided by the Board of Directors’ meeting of April 14, 2010:
- Cash Dividends (5.50 per share)	—	—	(2,163)	—	(2,163)	—
Net decrease in deferred earnings (Note 2.i)	—	(2)	—	—	(2)	(57)
Net income	—	—	—	3,093	3,093	1,047

Balances at the end of period	2,243	(258)	2,877	3,093	19,809	18,868

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND COMPARATIVE INFORMATION

(Amounts expressed in million of Argentine pesos, except where otherwise indicated – Note 1)

(The condensed consolidated financial statements as of June 30, 2010 and June 30, 2009, are unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima (“YPF”) and its controlled and jointly controlled companies (the “Company”) have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”), and taking into consideration the regulations of the National Securities Commission (“CNV”).

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of this filing, individual financial statements have been omitted since they are not required for the United States Securities and Exchange Commission (“SEC”) reporting purposes.

Furthermore, certain disclosures required by Argentine GAAP have been omitted for purposes of these condensed consolidated financial statements, since they are not required for SEC interim-period reporting purposes.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012.

The accompanying condensed consolidated financial statements are unaudited, but reflect all the adjustments which, in the opinion of Management, are necessary to present the condensed consolidated financial statements on a consistent basis with the audited annual financial statements. Certain notes and other information have been condensed or omitted in these condensed consolidated financial statements; therefore, they should be read in conjunction with the Company’s 2009 Annual Report on Form 20-F filed with the SEC.

Comparative information as of December 31, 2009, derives from YPF’s audited financial statements included in the mentioned Annual Report on Form 20-F.

Presentation of financial statements in constant Argentine pesos

The condensed consolidated financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the FACPCE, YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

•

Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to YPF’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

•

Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of YPF’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidations adjustments. The effect of this proportional consolidation for the six-month period ended June 30, 2010 and comparative information, is disclosed in Note 6.b.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholder’s equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains (losses) on assets - Exchange differences”.

The condensed consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which could have produced changes on the latter’s shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments to the accounting information have been made to conform the accounting principles used by these companies to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign subsidiaries’ financial statements.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Subsidies and incentives are recognized as sales in the income statement in the period in which the conditions for obtaining them are accomplished.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses.

Production concession and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concession and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the Provinces or the Nation, depending on the location. Exploration permits may have a term of up to 14 years (17 years for off shore exploration) and production concessions have a term of 25 years, which may be extended for an additional ten–year term (Note 5.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments, trade receivables and current liabilities approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of June 30, 2010 and December 31, 2009 the fair value of loans payable estimated based on market prices or current interest rates at the end of each period or year amounted to 7,385 and 6,827, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is not significant, as a result of the Company’s large customer base.

As of June 30, 2010, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the six-month periods ended as of June 30, 2010 and 2009.

2. VALUATION CRITERIA

The principal valuation criteria used in the preparation of the condensed consolidated financial statements are as follows:

a) Cash, current investments, trade and other receivables and payables:

•

Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Investments with price quotation have been valued at fair value as of the end of each period or year.

•

Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each period or year. Exchange differences have been credited (charged) to current income.

When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b) Inventories:

•	Refined products, products in process, crude oil and natural gas have been valued at current production cost or replacement cost, as applicable, as of the end of each period or year.

•	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

c) Noncurrent investments:

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments have been valued using the equity method, except for holdings in other companies, which have been valued at acquisition cost remeasured as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since the Company exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, lower activity expectations, events of default on certain debts and the de-dollarization and freezing of certain utility rates.

Holdings in preferred shares have been valued at equity method considering the provisions defined in the respective bylaws.

If necessary, adjustments have been made to the accounting information to conform the accounting principles used by companies under significant influence to those of the Company.

The investments in companies under significant influence, have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related companies which have produced changes on the latter shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

d) Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 9.a. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

•

The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense.As of the issuance date of these condensed consolidated financial statements, exploratory wells capitalized for more than one year after the completion of the drilling are not significant.

•	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•

The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

•

The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•	The capitalized costs related to areas with unproved reserves are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

•

Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

•

Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

•	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections of refineries, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to the next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4, does not exceed their estimated recoverable value.

e) Salaries and Social Security – Benefit plans:

YPF Holdings Inc., which has operation in the United States of America, has certain defined-benefit plans and postretirement and postemployment benefits.

The funding policy related to the defined-benefit plans as of June 30, 2010, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the postretirement and postemployment benefits, and consequently, payments related to them are funded as claims are incurred.

The plans above mentioned are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. The actuarial losses and gains related to the changes in actuarial assumptions for each year are recognized in “Other (expense) income, net” account in the statement of income. YPF Holdings Inc. updates the actuarial assumptions at the end of each year.

f) Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina provide the option to disclose the mentioned effect in a note to the financial statements instead. The Company adopted this latter criterion.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income; consequently, the Company has not recorded any change for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 5.c). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate the royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. Up to March 2008, Resolution No. 534/2006 of the Ministry of Economy and Production (“MEP”) was in force, which, as from July 25, 2006, had raised the natural gas withholding rate from 20% to 45% and had established the natural gas import price from Bolivia as the basis for its determination. Resolution No. 532/2004 (in force until November, 2007) had settled the withholding rate for crude oil between 25% and 45% in function of the West Texas Intermediate (“WTI”) price, and between 5% and 25% for other refined products. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the WTI determine the export rate for each product. For crude oil, when the WTI exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007. As of June 30, 2010, the crude oil withholding rate determined according to Resolutions No. 394/2007 and No. 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Natural gas export clients are currently absorbing the payment of export duties established by the Resolution No. 127/08. Some of them have paid reserving their rights to future claims.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g) Allowances and accruals:

•

Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

•

Accruals for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Accruals for losses are required to be accounted at the discounted value as of the end of each period or year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

h) Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i) Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of the investments in non-integrated foreign companies.

j) Statement of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation of non-monetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains (losses) on inventories” account.

•

Income (loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income (loss) on long-term investments” account, except for the exchange differences arising from the translation process of the foreign subsidiaries defined as integrated companies which are included in the account “Gains (losses) on assets - Exchange differences”.

3. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying condensed consolidated financial statements are as follows:

Balance Sheets as of June 30, 2010 and December 31, 2009

a) Investments:

	2010				2009
	Current		Noncurrent		Current		Noncurrent
Short-term investments	2,474	(1)	44	(3)	1,476	(1)	150	(3)
Long-term investments	—		752	(2)	—		724	(2)
Allowance for reduction in value of holdings in long-term investments	—		(92	)(2)	—		(125	)(2)

	2,474		704		1,476		749

(1)	Includes 2,464 and 1,476 as of June 30, 2010 and December 31, 2009, respectively, corresponding to investments with an original maturity of less than three months.
(2)	Includes the interest in Gas Argentino S.A. (“GASA”). On May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009. As of June 30, 2010, YPF had an allowance for the total value of the investment previously mentioned.
(3)	Corresponds to restricted cash as of June 30, 2010, and December 31, 2009, which represents bank deposits used to pay labor claims and deposits used as guarantees given to government agencies.

b) Trade receivables:

	2010		2009
	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,942	20	2,963	22
Related parties	328	—	281	—

	3,270	20	3,244	22
Allowance for doubtful trade receivables	(413)	—	(413)	—

	2,857	20	2,831	22

c) Other receivables:

	2010		2009
	Current	Noncurrent	Current	Noncurrent
Deferred income tax	—	391	—	448
Tax credits, export rebates and production incentives	1,994	14	1,403	16
Trade	113	—	105	—
Prepaid expenses	288	114	208	82
Concessions charges	17	32	17	38
Related parties	250	53	192	74
Loans to clients	27	69	30	69
Trust contributions - Obra Sur	4	123	—	119
Advances to suppliers	172	—	125	—
Collateral deposits	189	1	177	4
Advances and loans to employees	49	—	42	—
From joint ventures and other agreements	59	—	100	—
Miscellaneous	238	170	185	142

	3,400	967	2,584	992
Allowance for other doubtful accounts	(94)	—	(94)	—
Allowance for valuation of other receivables to their estimated realizable value	—	(17)	—	(17)

	3,306	950	2,490	975

d) Inventories:

	2010	2009

Refined products	2,377	1,715
Crude oil and natural gas	1,087	989
Products in process	48	59
Raw materials, packaging materials and others	348	303

	3,860	3,066

e) Fixed assets:

	2010	2009

Net book value of fixed assets (Note 9.a)	28,459	28,033
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence of material and equipment	(37)	(37)

	28,419	27,993

f) Accounts payable:

	2010		2009
	Current	Noncurrent	Current	Noncurrent

Trade	5,119	35	4,576	40
Hydrocarbon wells abandonment obligations	243	4,241	238	4,016
Related parties	225	—	249	—
Extension of the Concessions - Province of Neuquén (Note 5.c)	62	—	142	—
From joint ventures and other agreements	349	—	358	—
Environmental liabilities	257	223	179	285
Miscellaneous	146	88	115	50

	6,401	4,587	5,857	4,391

g) Loans:

			2010				2009
	Interest rates (1)	Principal maturity	Current		Noncurrent		Current	Noncurrent
Negotiable Obligations	4.00 – 11.35%	2011 – 2028	217		777		6	547
Related parties	2.29 – 5.25%	2010 – 2011	1,125		—		912	380
Other financial debts	1.40 – 17.05%	2010 – 2012	4,543		708		3,761	1,213

			5,885	(2)	1,485	(2)	4,679	2,140

(1)	Annual interest rate as of June 30, 2010.
(2)	As of June 30, 2010, 6,033 accrue fixed interest, 205 accrue variable interest of BADLAR plus 1.75%, 144 accrue variable interest of BADLAR plus 2% and 988 accrue variable interest of LIBO plus 2%.

Details regarding the Negotiable Obligations of YPF are as follows:

(in million)
M.T.N. Program			Issuance						2010		2009
Year	Amount		Year	Principal Value		Interest Rate(1)		Principal Maturity	Current	Noncurrent	Current	Noncurrent
1997	US$	1,000	1998	US$	100	10.00%		2028	7	360	6	342
2008	US$	1,000	2009		$205	11.12	%(2)	2011	205	—	—	205
2008	US$	1,000	2010		$143	11.44	%(3)	2011	1	143	—	—
2008	US$	1,000	2010	US$	70	4.00%		2013	4	274	—	—

									217	777	6	547

(1)	Interest rate as of June 30, 2010.
(2)	Accrues interest at a variable interest rate of BADLAR plus 1.75%.
(3)	Accrues interest at a variable interest rate of BADLAR plus 2%.

In connection with the issued Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligation may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross–default clauses. Almost all of YPF’s outstanding debt is subject to this kind of clauses.

The Shareholders’ meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 24, 2009, YPF issued under the mentioned program the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. Additionally, on March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

Statements of Income as of June 30, 2010 and 2009

h) Net sales:

	Income (Expense)
	2010	2009
Sales	22,214	17,132
Turnover tax	(560)	(391)
Hydrocarbon export withholdings	(1,170)	(974)

	20,484	15,767

i) Other income, net:

	Income (Expense)
	2010	2009
Accrual for pending lawsuits and other claims	(41)	(17)
Environmental remediation - YPF Holdings Inc.	(83)	(40)
Miscellaneous	135	60

	11	3

4. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administrative costs and assets, and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Six-month period ended June 30, 2010
Net sales to unrelated parties	2,347	15,965	917	327	—	19,556
Net sales to related parties	482	446	—	—	—	928
Net intersegment sales	8,323	781	904	156	(10,164)	—

Net sales	11,152	17,192	1,821	483	(10,164)	20,484

Operating income (loss)	3,480	1,902	404	(505)	(46)	5,235
Income on long-term investments	66	6	—	—	—	72
Depreciation	2,310	263	52	60	—	2,685
Acquisitions of fixed assets	2,638	463	171	53	—	3,325
Assets	24,573	12,840	2,221	4,666	(1,131)	43,169

Six-month period ended June 30, 2009
Net sales to unrelated parties	2,443	11,751	738	207	—	15,139
Net sales to related parties	317	311	—	—	—	628
Net intersegment sales	6,950	488	423	112	(7,973)	—

Net sales	9,710	12,550	1,161	319	(7,973)	15,767

Operating income (loss)	2,633	555	167	(449)	82	2,988
(Loss) income on long-term investments	(21)	17	—	—	—	(4)
Depreciation	2,054	257	60	51	—	2,422
Acquisitions of fixed assets	1,791	370	57	89	—	2,307

Year ended December 31, 2009
Assets	24,133	11,393	2,066	3,439	(748)	40,283

Export sales, net of withholdings taxes for the six-month periods ended June 30, 2010 and 2009 were 3,076 and 2,489, respectively. Export sales were mainly to the United States of America and Brazil.

5. COMMITMENTS AND CONTINGENCIES

a) Pending lawsuits and contingencies:

As of June 30, 2010, the Company has accrued 2,460 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

•

Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has accrued an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

•

Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s (“CSJN”) rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by the Company. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter mentioned rejected both appeals (cassation and extraordinary), consequently YPF presented complaint appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Regarding the administrative proceedings before the Antitrust Board, the evidence production period has ended, and on November 25, 2009, YPF presented its closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected the appeal against the rejection of YPF’s statute of limitations argument by Chamber B of the National Court of Appeals in Criminal Economic Matters. The extraordinary appeal presented against this decision was denied on July 14, 2010. The extraordinary appeal, filed with the cassation appeal, is still pending before the CSJN. Furthermore, on December 21, 2009, YPF filed another claim concerning the statutes of limitations before the Antitrust Board. The Antitrust Board rejected the presentation and YPF appealed the decision.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Appeal Court in Criminal Economic Matters decisions tend to confirm the decisions made by the Antitrust Board.

•

Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

•	Natural gas market:

Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “Claims”).

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract for cutbacks accumulated as of September, 2007, for a total amount of US$ 93 million. These invoices have been rejected by the Company, assuming no responsibility. Furthermore, the above-mentioned companies had notified the formal start-up period of negotiations previous to any arbitration complaint. Although such period is overdue, the Company has not been notified of the initiation of the arbitration proceedings.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it in which the plaintiff is claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. YPF has answered the mentioned claims. In the opinion of YPF’s management the claims received up to date will not have a material adverse effect on future results of operations.

In addition, there are other claims in connection with the natural gas market in which YPF is party, which are not individually significant.

As of June 30, 2010, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

•	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters Nº 3, Secretariat Nº 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint. In addition, other 33 judicial claims related to similar matters have been brought against YPF amounting to approximately 17. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

•	Environmental contingencies and other claims of YPF Holdings Inc.- a wholly owned subsidiary of YPF.

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of June 30, 2010, accruals for the environmental contingencies and other claims totaled approximately 575. YPF Holdings Inc.’s Management believes it has adequately accrued for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such accruals in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has accrued approximately 60 as of June 30, 2010, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediments deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005.

In addition:

•	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

•

The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

•

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

•

In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. Additionally, Tierra, acting on behalf of Occidental, is performing a separate RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River and the Kill van Kull River.

•

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin – contaminated sediment in the lower six–mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, in connection with the dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February, 2009.

•

In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming during the third quarter of 2011. Tierra will respond to any further EPA proposal as may be appropriate at that time.

•

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement for one additional year, citing concerns arising from the Passaic River litigation.

•

In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2010, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed by the beginning of 2012. The first phase estimated cost is approximately US$ 45 million. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start once the first phase is completed. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. YPF Holdings Inc. originally accrued US$ 80 million with respect to this matter. As of June 30, 2010, US$ 22 million has been funded (thereby reducing the reserve in a similar amount). An additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. Notwithstanding, during the first quarter of 2010, a letter of credit to provide financial assurance has been issued, in order to avoid the restriction of additional funds pursuant to the AOC. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of June 30, 2010, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of June 30, 2010, there are approximately 263 accrued, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently accrued.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Tierra has submitted work plans for additional sampling requested by the DEP and is presently awaiting DEP comments.

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. This Adjacent Property was listed by EPA on the National Priority List in 2007. At this time, it is unknown if work beyond what was agreed to with the DEP will be required.

As of June 30, 2010, there are approximately 108 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts will need to be accrued.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has accrued a total of 54 as of June 30, 2010 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its reserve as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages, which could require future additional contributions. As of June 30, 2010, YPF Holdings Inc. has accrued 18 for its estimated share of future remediation activities associated with the Greens Bayou facility. Although the primary work was completed in 2009, some follow-up activities and operation and maintenance remain pending.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has accrued 5 as of June 30, 2010 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known vinculation. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of June 30, 2010, YPF Holdings Inc. has accrued approximately 2 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of June 30, 2010, YPF Holdings Inc. has accrued 12 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and Vinyl Chloride Monomer (“VCM”), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current accruals for this matter. In March 2009, Maxus paid US$ 15 million to Occidental, and remains in discussions with Occidental regarding additional costs. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. As of June 30, 2010 YPF Holdings Inc. has accrued approximately 1 in respect to this matter.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and pursuant to the court decision, Maxus must pay on behalf of Occidental 15.96% of those costs incurred by one of the plaintiffs. That decision was appealed. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. As of June 30, 2010, YPF Holdings Inc. has accrued 15 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. accruals legal contingences and environmental situations that are probable and can be reasonably estimated.

•	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

•

Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until third parties become involved.

•

Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

•

Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata Refinery request: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata Refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

•

Hydrocarbon’s concessions - Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges. On November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending.

•	Claims related to the gas market and others:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Restrictions, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which constitute in some cases contingencies with possible outcome, the Company is also involved in the following litigations related to the natural gas market:

•

Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the ICC, claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gás do Estado do Río Grande do Sul (“Sulgás”) of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: i) that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and ii) that AESU / Sulgás be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. As of the date of the issuance of these financial statements, the Arbitration Tribunal has been constituted. The parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, among others, is solved.

•

Administrative presentation against Transportadora de Gas del Norte S.A. (“TGN”): On April 8, 2009, YPF filed a complaint against TGN before the ENARGAS, seeking the termination of the natural gas transportation contract with that company to transport natural gas associated with the natural gas export contract entered with AESU and other parties. The termination of the contract with TGN is based on: (a) the impossibility of YPF to use and of TGN to render the natural gas transportation service due to the conjunction of (i) the termination of the natural gas contract with Sulgás/AESU and (ii) the legal impossibility of assigning the transportation contract to other parties under current regulatory framework, (b) the legal impossibility of TGN to render the transportation service on a firm basis according to the terms of the contract as a consequence of certain changes in the regulatory framework since 2004, and (c) the Hardship Provision (teoría de la imprevisión) as defined under Argentine law, upon the existence of extraordinary events which caused an excessive burden.

•

National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Management based on the evidence available to date and upon the opinion of its legal advisors, has considered them to be possible contingencies.

•

Users and Consumers’ association claim: the “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 309), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

•

Compañía Mega claim: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. Despite the fact that the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these financial statements, has considered them to be possible contingencies.

Additional Information:

•

EDF International S.A. (“EDF”) claim: EDF had initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce (“ICC”) against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests, without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim were partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests and judicial expenses. The Company and EDF both challenged the arbitral decision before the Argentine justice.

On April 22, 2008, the Federal Court of Appeals on Commercial Matters declared that the appeal filed with by YPF has suspension effects on the arbitral decision. Nevertheless, EDF sought the enforcement of the arbitral decision before the Court of the District of Delaware, United States, which was rejected by the Company. The mentioned enforcement has been rejected by the First Instance Court. The Court of Appeals of United States partially overturned such decision and ordered the suspension of proceedings until the conclusion of the Argentine annulment proceedings, as required by YPF. Additionally YPF has been notified of the enforcement proceedings EDF has commenced in Paris, France.

On December 9, 2009, the Court of Appeals on Commercial Matters declared the arbitral award void with regard to the payment imposed to Endesa Internacional S.A. and YPF in favor of EDF as well as the payment imposed to EDF in favor of Endesa Internacional S.A. and YPF. On February 8, 2010, the Company was notified of the extraordinary appeal filed by EDF against the decision of the Court of Appeals on Commercial Matters. The Supreme Court has rejected EDF’s extraordinary appeal and, consequently, EDF has presented a complaint appeal. Such complaint appeal has been rejected by the Supreme Court, consequently, the Court of Appeals’ decision was confirmed. Considering the above mentioned, Management, in consultation with its legal councils, believes that the outcome of this claim was modified, and it should be considered as remote contingency.

b) Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 4,484 as of June 30, 2010, the Company has accrued 480 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

c) Contractual commitments and regulatory requirements:

•

Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the period or year in which are identified.

•

Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 5.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

•

Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

•

Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

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Agreements for the extension of concessions: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years until November 2027 the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

Additionally, in 2008 and 2009, the Company entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions the Company undertook the following commitments upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions; and iv) to make Corporate Social Responsibility contributions to the Province of Neuquén in a total amount of US$ 23 million.

6. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The condensed consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The differences between Argentine GAAP and U.S. GAAP are reflected in the amounts provided in Notes 7 and 8 and principally relate to the items discussed in the following paragraphs:

a. Functional and reporting currency

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”), as mentioned in Note 1. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of each period.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Accounting Standard Codification (“ASC”) No. 830, “Foreign Currency translation” (“ASC No. 830”). Therefore, the Company has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of June 30, 2010, June 30, 2009 and December 31, 2009, prepared in accordance with Argentine GAAP by applying the procedures specified in ASC No. 830. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiary and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiary and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of ASC No. 830. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 3.93 and 3.80 to US$ 1, as of June 30, 2010 and December 31, 2009. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

b. Proportional consolidation

As discussed in Note 1, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, revenues, income, costs and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The mentioned proportional consolidation generated under Argentine GAAP an increase of 684 and 820 in total assets and total liabilities as of June 30, 2010 and December 31, 2009, respectively, and an increase of 702 and 563 in net sales and 300 and 171 in operating income for the six-month periods ended June 30, 2010 and 2009, respectively.

c. Valuation of inventories

As described in Note 2.b, the Company values its inventories of refined products for sale, products in process of refining and separation, crude oil and natural gas at replacement cost provided that does not exceed net realizable value. Under U.S. GAAP, these inventories should be valued at the lower of cost or market, which is defined as replacement cost, provided that it does not exceed net realizable value or is not less than net realizable value reduced by a normal profit margin. As the turnover ratio of inventories is high, there have been no significant differences between inventories valued at replacement cost and at historical cost using first in first out (“FIFO”) method for the periods and year presented.

d. Impairment of long-lived assets

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to long-lived assets that are held as pending for sale or disposal, the Company’s policy is to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, for impairment purposes, oil properties are grouped into a unique cash generating unit and gas properties are grouped by basin, considering logistics restrictions. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of ASC No. 360, “Accounting for the Impairment of Long-Lived Assets”, by comparing the net book value of such an asset with the expected undiscounted cash flow. If the book value exceeds the expected undiscounted cash flow, then the impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, the Company estimates them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

There were no impairment charges under U.S. GAAP for the six-month periods ended June 30, 2010 and 2009.

The adjusted basis of fixed assets book values after impairment charges results in lower depreciation under U.S. GAAP of 107 and 105 for the six-month periods ended June 30, 2010 and 2009, respectively.

e. Employee benefit plans

As displayed in Note 2.e, YPF Holdings Inc. has non-contributory defined-benefit plans and postretirement and postemployment benefits.

Under Argentine GAAP, the Company fully recognizes the underfunded status of employee benefit plans as a liability. The actuarial losses were charged to the “Other income (expense), net” account of the statement of income.

Under U.S. GAAP the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” codified into ASC No. 320. Under provisions of SFAS No. 158 the Company fully recognized the underfunded status of defined-benefit pension as a liability in the financial statements reducing the Company’s shareholders’ equity through accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of retired employees.

f. Accounting for asset retirement obligations

ASC No. 410, “Accounting for Asset Retirement Obligations” (“ASC No. 410”), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. ASC No. 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Measurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. The activity with respect to retirement obligations under US GAAP is detailed in Note 8.c.

Argentine GAAP is similar to ASC No. 410, except for a change in the discount rate which is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

g. Capitalization of financial expenses

Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that period or year.

Under US GAAP, interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period.

The effect on net income and shareholders’ equity as of June 30, 2010 and comparative information is included in “Capitalization of financial expenses” in the reconciliation in Note 7.

The adjusted basis of fixed assets results in higher depreciation under U.S. GAAP of 39 and 27 for the six-month periods ended June 30, 2010 and 2009, respectively.

h. SFAS No.141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, codified into ASC No. 810

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”) which requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date, measured at their fair value as of that date, with limited exceptions. SFAS No. 141(R) changed the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since the Company has not been involved in any business combinations, the adoption of this standard had no impact to the Company’s result of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51” (“SFAS No. 160”), which establishes new accounting and reporting standards for noncontrolling interest (minority interest) and for the deconsolidation of a subsidiary. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement had no significant effect in the Company’s results of operations, financial position or cash flows.

i. SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, codified into ASC No. 815

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As the Company has not any Derivative Instrument and Hedging Activities, this statement had no impact to the Company’s results of operations, financial position or cash flows.

j. SFAS No. 165, Subsequent Events, codified into ASC No. 855

In May 2009, the FASB issued SFAS No. 165, which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of SFAS No. 165 as of December 31, 2009. The adoption of SFAS No. 165 did not have a material effect on the condensed consolidated financial statements.

k. SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of SFAS No. 162”, codified into ASC No. 105

In June 2009, the FASB issued SFAS No. 168 which replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” and establishes the FASB Accounting Standard Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. SFAS No. 168 was prospectively effective for financial statements issued for fiscal years ending on or after September 15, 2009 and interim periods within those fiscal years. The adoption of SFAS No. 168 did not impact the Company’s results of operations or financial condition. The Codification did not change GAAP, however, it did change the way GAAP is organized and presented. As a result, these changes impact how companies reference GAAP in their financial statements and in their significant accounting policies.

l. Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78)

On December 31, 2008, the SEC published the final rules and interpretations updating its oil and gas reporting requirements (“SEC Final Rule”). Many of the revisions are updates to definitions in the existing oil and gas rules to make them consistent with the petroleum resource management system, which is a widely accepted standard for the management of petroleum resources that was developed by several industry organizations. Key revisions include changes to the pricing used to estimate reserves, the ability to include non-traditional resources in reserves, the use of new technology for determining reserves, and permitting disclosure of probable and possible reserves. The SEC required companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports for fiscal years ending on or after December 31, 2009. Early adoption was not permitted. Additionally, in January 2010, the FASB issued ASU No. 2010-03, “Oil & Gas Reserves. Estimation and Disclosures” in order to align the current estimation and disclosure requirements with the requirements in the SEC Final Rule. The Company adopted the new requirements effective December 31, 2009. This adoption did not have a material impact on the Company’s reported reserves evaluation, results of operations, financial position or cash flows.

7. RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the six-month periods ended June 30, 2010 and 2009 (unaudited), and to shareholders’ equity as of June 30, 2010 (unaudited) an December 31, 2009, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	For the six-month period ended June 30,
	2010	2009
Net income according to Argentine GAAP	3,093	1,047
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 6.a)	243	276
Remeasurement into functional currency (Note 6.a)	(664)	(392)
Impairment of long-lived assets (Note 6.d)	107	105
Employee benefit plans (Note 6.e)	(4)	(3)
Asset Retirement Obligations (Note 6.f)	46	(51)
Capitalization of financial expenses (Note 6.g)	(31)	2
Deferred income tax (1)	(9)	29

Net income in accordance with U.S. GAAP	2,781	1,013

	As of
	June 30, 2010	December 31, 2009
Shareholders’ equity according to Argentine GAAP	19,809	18,881
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 6.a)	(2,698)	(2,941)
Remeasurement into functional currency and translation into reporting currency (Note 6.a)	10,491	10,265
Impairment of long-lived assets (Note 6.d)	(407)	(498)
Asset Retirement Obligations (Note 6.f)	(163)	(203)
Capitalization of financial expenses (Note 6.g)	174	199
Deferred income tax (1)	10	14

Shareholders’ equity in accordance with U.S. GAAP	27,216	25,717

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

The summarized consolidated balance sheets as of June 30, 2010 (unaudited) and December 31, 2009 and consolidated statements of income and cash flows for the six-month periods ended in June 30, 2010 and 2009 (unaudited), remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

	As of
Summarized consolidated balance sheets	June 30, 2010	December 31, 2009

Current assets	13,824	11,129
Fixed assets	32,840	32,781
Other noncurrent assets	3,821	2,634

Total assets	50,485	46,544

Current liabilities	14,819	11,870
Noncurrent liabilities	8,450	8,957
Shareholders’ equity	27,216	25,717

Total liabilities and shareholders’ equity	50,485	46,544

	For the six-month periods ended June 30,
Summarized consolidated statements of income	2010	2009

Net sales (1)	19,843	15,254
Operating income (Note 8.a)	4,293	1,411
Net income	2,781	1,013

Earnings per share, basic and diluted	7.07	2.58

(1)	Sales are disclosed net of fuel transfer tax, turnover tax and hydrocarbon export withholdings.

	For the six-month periods ended June 30,
Summarized consolidated statements of cash flows	2010	2009
Net cash flow provided by operating activities	6,078	3,590
Net cash flow used in investing activities	(3,258)	(2,153)
Net cash flow used in financing activities	(1,778)	(915)

Increase in cash and equivalents	1,042	522

Cash and equivalents at the beginning of years	1,808	977
Exchange differences from cash and equivalents	57	83

Cash and equivalents at the end of period (1)	2,907	1,582

(1)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

8. ADDITIONAL U.S. GAAP DISCLOSURES

a) Consolidated operating income

Under U.S. GAAP, costs charged to income for YPF Holdings environmental remediation, holding gains on inventories, impairment of long-lived assets, operating income from jointly controlled companies proportionally consolidated, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b) Comprehensive income

Net income under U.S. GAAP as determined in Note 7 is approximately the same as comprehensive income as defined by ASC No. 220, “Reporting Comprehensive Income” (“ASC 220”) for all periods presented, except for the effect in the six-month periods ended June 30, 2010 and 2009 of the variations of the following items. The items included in Accumulated other comprehensive income as of June 30, 2010 (unaudited) and December 31, 2009, are as follows:

	As of
	June 30, 2010	December 31, 2009
Effect arising from the translation into reporting currency (1)	21,422	20,532
Employee benefit plans(2)	(50)	(41)

Accumulated other comprehensive income at the end of period/year	21,372	20,491

(1)	Has no tax effect.
(2)	Valuation allowance has been recorded to offset the recognized income tax effect.

c) Assets retirement obligation

Under Argentine regulations, the Company has the obligation to incur costs related to the abandonment of hydrocarbon wells. The Company does not have assets legally restricted for purposes of settling the obligation.

The reconciliation of the beginning and ending aggregate carrying amount of assets retirement obligation as of June 30, 2010 (unaudited) and December 31, 2009, translated into Argentine pesos at the outstanding selling exchange rate at the end of each period or year and under U.S. GAAP, is as follows:

	As of
	June 30, 2010	December 31, 2009
Aggregate assets retirement obligation, beginning of year	4,282	4,382
Translation effect	78	213
Revision in estimated cash flows	13	(667	)(1)
Obligations incurred	—	156
Accretion expense	188	397
Obligations settled	(53)	(199)

Aggregate assets retirement obligation, end of period/year	4,508	4,282

(1)	The effect is mainly attributable to the new timing estimation for the Company’s wells abandonment obligations taking into consideration the extension of concessions.

d) Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements codified into ASC No. 820, which became effective for the Company on January 1, 2008. ASC No. 820 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC No. 820 does not mandate any new fair-value measurements and is applicable to assets and liabilities that are required to be recorded at fair value under other accounting pronouncements. Implementation of this standard did not have a material effect on the Company’s results of operations or consolidated financial position.

SFAS No. 157 establishes three levels of the fair-value hierarchy based on the sources of the inputs used in the measurement of the fair value, which are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly.

Level 3: Unobservable inputs.

The initial application of SFAS No. 157 on January 1, 2008, had no effect on the Company’s existing fair-value measurement practices and is limited to the Company’s investments in mutual funds. The fair value measurements for these assets are based on observable market inputs (Level 1) consisting in quotations provided by the mutual funds’ bank sponsor. The fair value of these assets is 634 as of June 30, 2010, and the related gains or losses from periodic measurement at fair value is immaterial to the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions (“FSP 157-1”), which became effective for the Company on January 1, 2008. This FSP excludes SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157.

Also in February 2008, the FASB issued FSP SFAS 157-2, Effective Date of FASB Statement No. 157, which delayed the Company’s application of SFAS 157 for nonrecurring non financial assets and liabilities until January 1, 2009. As of June 30, 2010, the Company does not maintain non-financial assets or liabilities measured at fair value.

e) SFAS Interpretation No. 48, “Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), codified into ASC No. 740

FIN 48 defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

There were no unrecognized tax benefits as of June 30, 2010 and December 31, 2009.

Under Argentine tax regime, as of June 30, 2010, fiscal years 2004 through 2009 remain to examination by the Federal Administration of Public Revenues (“AFIP”).

9. OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under U.S. GAAP.

a)	Fixed assets evolution.

b)	Cost of sales.

c)	Expenses incurred.

a) Fixed assets evolution

	2010
	Cost
Main account	Amounts at beginning of year	Net translation effect (4)	Increases		Net decreases, reclassifications and transfers	Amounts at end of period

Land and buildings	3,206	—	2		100	3,308
Mineral property, wells and related equipment	61,501	10	26		1,462	62,999
Refinery equipment and petrochemical plants	10,847	—	9		142	10,998
Transportation equipment	1,973	—	5		—	1,978
Materials and equipment in warehouse	814	—	585		(456)	943
Drilling and work in progress	3,640	—	2,591		(1,643)	4,588
Exploratory drilling in progress	119	—	96		(25)	190
Furniture, fixtures and installations	884	—	2		46	932
Selling equipment	1,485	—	—		13	1,498
Other property	652	—	9		127	788

Total 2010	85,121	10	3,325	(1)	(234)	88,222

Total 2009	80,364	52	2,307	(5)	(322)	82,401

	2010							2009
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Accumulated at end of period	Net book value as of 06-30-10		Net book value as of 06-30-09		Net book value as of 12-31-09

Land and buildings	1,219	—	2%	37	1,256	2,052		1,922		1,987
Mineral property, wells and related equipment	45,162	(3)	(3)	2,283	47,442	15,557	(2)	15,904	(2)	16,339	(2)
Refinery equipment and petrochemical plants	7,102	(1)	4 -10%	250	7,351	3,647		3,567		3,745
Transportation equipment	1,433	(6)	4 -5%	33	1,460	518		549		540
Materials and equipment in warehouse	—	—	—	—	—	943		888		814
Drilling and work in progress	—	—	—	—	—	4,588		3,909		3,640
Exploratory drilling in progress	—	—	—	—	—	190		70		119
Furniture, fixtures and installations	674	—	10%	44	718	214		248		210
Selling equipment	1,176	—	10%	29	1,205	293		330		309
Other property	322	—	10%	9	331	457		308		330

Total 2010	57,088	(10)		2,685	59,763	28,459

Total 2009	52,291	(7)		2,422	54,706			27,695		28,033

(1)	Includes 26 corresponding to hydrocarbon wells abandonment costs for the six-month period ended June 30, 2010.
(2)	Includes 1,116, 1,266 and 1,196 of mineral property as of June 30, 2010 and 2009 and December 31, 2009, respectively.
(3)	Depreciation has been calculated according to the unit of production method.
(4)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(5)	Includes 102 for the extension of certain exploitation concessions in the Province of Neuquén, for the six-month period ended June 30, 2009, (Note 5.c).

b) Cost of sales

	For the six-month periods ended June 30,
	2010	2009
Inventories at beginning of year	3,066	3,449
Purchases for the period	4,296	2,574
Production costs (Note 9.c)	9,410	7,928
Holding gains (losses) on inventories	152	(256)
Inventories at end of period	(3,860)	(2,963)

Cost of sales	13,064	10,732

c) Expenses incurred

	For the six-month periods ended June 30,
	2010					2009
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	740	219	136	34	1,129	842
Fees and compensation for services	84	196	23	3	306	286
Other personnel expenses	225	36	11	7	279	238
Taxes, charges and contributions	168	26	265	—	459	352
Royalties and easements	1,472	—	5	4	1,481	1,275
Insurance	79	5	12	—	96	112
Rental of real estate and equipment	230	2	37	—	269	263
Survey expenses	—	—	—	20	20	21
Depreciation of fixed assets	2,572	54	59	—	2,685	2,422
Industrial inputs, consumable materials and supplies	359	3	23	1	386	292
Operation services and other service contracts	828	19	64	—	911	738
Preservation, repair and maintenance	1,367	18	35	7	1,427	991
Contractual commitments	118	—	—	—	118	3
Unproductive exploratory drillings	—	—	—	35	35	233
Transportation, products and charges	479	—	634	—	1,113	961
Allowance for doubtful trade receivables	—	—	21	—	21	24
Publicity and advertising expenses	—	48	32	—	80	71
Fuel, gas, energy and miscellaneous	689	32	50	9	780	851

Total 2010	9,410	658	1,407	120	11,595

Total 2009	7,928	529	1,196	322		9,975

10. RECENT EVENTS

As of the date of the issuance of these condensed consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or elsewhere in the financial statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF SOCIEDAD ANÓNIMA

By:	/S/ GUILLERMO REDA
Name:	Guillermo Reda
Title:	Chief Financial Officer

YPF SOCIEDAD ANÓNIMA

By:	/S/ ÁNGEL RAMOS SÁNCHEZ
Name:	Ángel Ramos Sánchez
Title:	Director of Administration and Tax

Dated: August 6, 2010